CHERRY TANKERS INC.
78 Sokolov St. Herzeliya, Israel
Tel: 011-972-9-958-3777
Fax: 011-972-9-951-9550

August 25, 2009

Filed Via Edgar

Mr. Kevin I. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3030
Washington, D.C. 20549-3030

RE:	Cherry Tankers, Inc.
Form 10-K for the year ended December 31, 2008
Filed February 19, 2009
File No. 333-148346

Dear Mr. Vaughn:

This letter is in response to your letter dated August 13, 2009. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

Item 9A (1), Controls and Procedures, page 22

1.
We note your statement that a “control system, no matter how well conceived and operated can provide only reasonable, but not absolute, assurance that the objectives of a control system are met.” Please revise future filings, including any amendment to this filing, to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance for your disclosure controls and procedures, including the statement that your conclusion is “subject to the limitations above.” Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

The statement has been revised, and all references to levels of assurance have been removed.

We are filing an amended form 10-K with this letter that states that, “[U]nder the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).  Such disclosure controls and procedures are designed to provide reasonable assurance that information, which is required to be disclosed in our reports filed pursuant to the Exchange Act, is recorded, processed, accumulated, and communicated to management within the time periods specified in the SEC’s rules and forms.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.”

2.
We note your statement that your chief executive officer and principal accounting officer have concluded that your “disclosure controls are effective providing reasonable assurance that material information relating to [us] is made known to management on a timely basis when [y]our reports are being prepared.” The language included after the word “effective” appears superfluous since disclosure controls and procedures is defined in Rule 13a-15(c) of the Exchange Act. Please revise future filings, including any amendment to this filing, to remove the language that is included after the word “effective.” Alternatively, if you elect to include language after management’s conclusion regarding disclosure controls and procedures in future filings, please revise the language to conform to the entire definition of disclosure controls and procedures as set forth in Rule 13a-15(c) of the Exchange Act. Please note this comment also applies to Item 4T of Form 10-Q for the quarterly period ended June 30, 2009.

We are filing an amended form 10-K along with this letter in which we have deleted the words “providing reasonable assurance that material information relating to [us] is made known to management on a timely basis when [y]our reports are being prepared.”

3.
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears that you are required to report on your management’s assessment of internal control over financial reporting. Refer to Item 308(T) of Regulation S-K.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to the Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Mangement’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://www.sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404: A Guide for Small Business brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml)

In addition, please evaluate whether management’s failure to perform or complete its report on control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and, as appropriate, please revise your conclusion of the effectiveness of disclosure controls and procedures at December 31, 2008. In particular consider the definition of disclosure controls and procedures provided in Rule 13a-15(c), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov.divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting.

The language regarding the completion of the performance of an assessment of internal control over financial reporting as of December 31, 2008, has been changed under the caption “Management’s Annual Report on Internal Control over Financial Reporting” to be more specific. We have added the following language to the amended form 10-K filed herewith:

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Under the supervision and with the participation of our management, which consists of our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of internal control over financial reporting based on criteria established in the framework in  Internal Control – Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), as supplemented by the COSO publication  Internal Control over Financial Reporting – Guidance for Smaller Public Companies ..  Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2008, based on these criteria.

Management is aware that there is a lack of segregation of duties at the Company because there are only two people dealing with financial and accounting matters.  In order to compensate for the lack of segregation of duties, our Chief Executive Officer and Chief Financial Officer and an outside accountant review the books and records including invoices, checks, contracts, general ledger, journal entries, financial statements and disclosures to ensure that all material transactions are recorded and disclosed properly and material misstatements are avoided.

Notwithstanding the above regarding the lack of segregation of duties, management, including our Principal Executive Officer and Principal Financial and Accounting Officer, believes that the consolidated financial statements included in this annual report present fairly, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

This annual report does not include an attestation report of our registered independent auditors regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered independent auditors pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

Exhibit 31.1

4.
We note that your certificates filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b) (31) of Regulation S-K. For instance, we note in paragraphs 3, 4, 4(a), 4(c), 4(d) 5, 5(a) and 5(b) that you refer to Cherry Tankers rather than “the registrant.” Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b) (31) of Regulation S-K. This comment also applies to Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009.

We have revised Exhibit 31.1 (and Exhibit 31.2) to our form 10-K for the year ended December 31, 2008, to our form 10-Q for the period ended March 31, 2009 and to our form 10-Q for the period ended June 30, 2009, respectively, to be in the exact form prescribed by Item 601(b) (31) of Regulation S-K. All of such revised exhibits are filed herewith.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,
Dr. Reuven Gepstein
/s/

President and Chief Executive Officer
Cherry Tankers, Inc.